EXHIBIT 2.1 – MERGER DE

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
FOREIGN CORPORATION INTO
A DOMESTIC CORPORATION

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Wah King Invest Corp., a Delaware corporation, and the name of the corporation being merged into this surviving corporation is ICBS International Corp., a Florida corporation.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8 Section 252 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation is Wah King Invest Corp., a Delaware corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

FIFTH: The authorized stock and par value of the non-Delaware corporation is 300,000,000 Common shares $.001 par value.

SIXTH: The merger is to become effective on May 9, 2005.

SEVENTH: The Agreement of Merger is on file at 508 Main Street, Wilmington, Delaware 19804, an office of the surviving corporation.

EIGHTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 9th day of May, A.D., 2005.

By: /s/ Jerry Gruenbaum

Name: Jerry Gruenbaum
Title: Chief Executive Officer